GENCO SHIPPING & TRADING LIMITED

299 Park Avenue, 12th Floor
New York, New York  10171

October 9, 2012

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Genco Shipping & Trading Limited Form 10-K for the Year Ended December 31, 2011 Filed February 22, 2012 File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated September 25, 2012 (the “Comment Letter”) to Mr. John Wobensmith, Chief Financial Officer of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2011, filed by the Company (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
October 9, 2012

Form 10-K for the year ended December 31, 2011

Management’s Discussion & Analysis

Liquidity and Capital Resources, page 53

1.
Since the collateral maintenance covenants of your bank credit facilities require you to maintain pledged vessels with a value ranging from at least 130% to 140% of your borrowings, please expand your disclosures to describe and quantify the relationship of the fair market value of your fleet as a whole to your total bank debt as of each balance sheet date.  In this regard, although we understand that the collateral maintenance covenant under your 2007 credit facility was waived as of December 31, 2011, the waiver appears to be temporary in nature.  Please provide us supplementally with a copy of your proposed disclosures.

With regard to the Company’s 2007 Credit Facility, the Company notes that compliance with its collateral maintenance covenant is waived indefinitely until such time as the Company can represent that it is in compliance with all of its financial covenants as disclosed at the bottom of page 53 of the Annual Report.   The Company borrowed under its two other credit facilities at a time when vessel values had already declined substantially from higher levels in 2007, and the Company did not view a violation of these collateral maintenance covenants as reasonably likely within the next twelve months at the time it filed the Annual Report.  The Company currently does not view a violation of these collateral maintenance covenants that it could not prevent by repaying sufficient indebtedness under the relevant facility to be reasonably likely in the next twelve months.  If the Company views a violation of these collateral maintenance covenants to be reasonably likely in the next twelve months, the Company would present a sensitivity analysis indicating the effect on covenant compliance of an incremental change in its vessel valuations as of a recent date.  Additionally, the Company would discuss, to the extent applicable and material, the steps the Company is taking to avoid the breach, the steps that the Company intends to take to cure, obtain a waiver of or otherwise address the breach, the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on its financial condition or operating performance, and any alternate sources of funding to pay off its resulting obligations or replace funding under the relevant credit facility.  The Company therefore respectfully submits that expansion of its existing disclosure should not be required under the current conditions in response to the comment above.

Critical Accounting Policies
Vessels and Depreciation, page 58

2.
We note that, in contrast to your disclosures as of December 31, 2010, the vessel valuations of all of your vessels for covenant compliance purposes under your bank credit facilities as of the most recent compliance testing date were lower than their carrying values at the balance sheet date.  We also note that the amount by which the

U.S. Securities and Exchange Commission
October 9, 2012

carrying value of the vessels in your fleet exceeded the valuation of such vessels for covenant compliance purposes was an average of $19.6 million at December 31, 2011.  On an ongoing basis, please expand your narrative to discuss these matters on a comparative basis.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, expand its disclosure concerning the carrying value of the vessels in its fleet that currently appears on page 58 of the Annual Report as follows (new text is underlined):

The amount by which the carrying value at [balance sheet date] of all of the vessels in our fleet exceeded the valuation of such vessels for covenant compliance purposes ranged, on an individual vessel basis, from $[___] million to $[___] million per vessel, compared to $[___] million to $[___] million per vessel as of [balance sheet date of prior year].  The average amount by which the carrying value of these vessels exceeded the valuation of such vessels for covenant compliance purposes was $[___] million as of [balance sheet date and $[___] million as of [balance sheet date of prior year.]  However, neither such valuation nor the carrying value in the table below reflects the value of long-term time charters related to some of our vessels.

3.
In addition to disclosing the average amount by which the carrying value of the vessels in your fleet exceeded the valuation of such vessels for covenant compliance purposes, please also disclose the aggregate amount for your fleet as a whole.  On an ongoing basis, please discuss this matter on a comparative basis.

Please refer to our response to comment 2 above for a comparative discussion of the average amount by which the carrying value of our vessels exceeded the valuation of such vessels for covenant compliance purposes.

With regard to the aggregate amount for our fleet as a whole, the Company respectfully notes that it agreed to disclose the range with respect to the amount by which the carrying value of its individual vessels exceeded the valuation of such vessels for covenant compliance purposes after extensive discussions with the Staff by telephone in March 2011.  The Company discussed the merits of this disclosure at length with the Staff because the Company believed the information is of limited benefit to investors but reveals information about the appraisals that can be sensitive for competitive purposes.  In particular, although banks may find appraisals useful for assessing the condition of their collateral, appraisals do not necessarily represent what willing buyers would actually pay for vessels or accurately reflect the values of vessels in service.  However, the Company agreed to make this disclosure following its discussions with the Staff and agreed to expand its disclosure to include the average of such range in response to comment 5 of the Staff’s March 16, 2011 comment letter.  Based on the foregoing, the Company viewed its expanded disclosure as responsive to the issue raised by the Staff and sufficient to provide investors with an understanding that the carrying value of the vessels exceeds their valuation on an individual basis and in the aggregate.

The Company believes the aggregate amount of the difference for its fleet as a whole is

U.S. Securities and Exchange Commission
October 9, 2012

relevant only if its entire fleet were held for sale, which the Company does not currently contemplate.  Presentation of the aggregate amount thus would not add any meaningful information for investors and could be confusing or even misleading.  The Company therefore respectfully submits that additional disclosure should not be required.

Impairment of long-lived assets, page 60

4.
We note that, in developing estimates of future cash flows for periods of time when your vessels are not fixed on time charters, management utilizes an estimated daily time charter equivalent for your vessels’ unfixed days based on the most recent ten year historical one year time charter average.  Using this assumption, you state that your estimated future undiscounted cash flows exceeded each of your vessels’ carrying values by a considerable margin (28% to 325% of carrying value).  It appears the nature of this assumption is both material and susceptible to change.  For this reason, please tell us and expand your narrative on an ongoing basis to also disclose the margins by which your estimated future undiscounted cash flows would exceed each of your vessels’ carrying values if management were to utilize an estimated daily time charter equivalent for your vessels’ unfixed days based on the most recent five, three and one year historical one year time charter average.

Given the considerable volatility of drybulk charter rates, the Company uses a ten-year average to mitigate the effect of this volatility in estimating future charter rates for vessels, which have a useful life of 25 years. The Company is a long-term operator of vessels and has no current intention to dispose of any of its vessels. The average age of the Company’s vessels was approximately 6.8 years at December 31, 2011.  The average Company vessel therefore had a considerable remaining useful life of approximately 18.2 years on that date.  Accordingly, a longer period is appropriate for estimating the realistic earning power of the Company’s vessels over their actual remaining lifespans.  To the Company’s knowledge, other reporting drybulk companies likewise use an average of at least ten years rather than the shorter periods suggested.  Use of a ten-year average is particularly appropriate for the drybulk industry now because charter rates in the past five years have been both significantly higher and significantly lower than historical rates.  The Company believes that the use of averages for shorter periods of time would result in estimated future rates that are unrealistically high or low for the earning power of vessels over their considerable remaining lifespans.  As a result, the Company views the use of such averages as confusing and even misleading to investors.  Conversely, a ten-year average compensates for the significant volatility of charter rates in recent years and provides a more accurate estimate of what future rates would be over the nearly 20 years on average that the Company’s vessels can be expected to be in service.  The Company therefore respectfully submits that its disclosure should not be expanded to reflect averages for periods shorter than ten years.

U.S. Securities and Exchange Commission
October 9, 2012

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports.  Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ John C. Wobensmith

John C. Wobensmith
Chief Financial Officer